FOR IMMEDIATE RELEASE

               Chubb Reports Record Operating Earnings for 1996

      WARREN, N.J., February 6, 1997 - The Chubb Corporation today announced record operating income for the fourth quarter and the year 1996, despite higher catastrophe losses in both periods. Operating income in 1996 amounted to $634.5 million, up from $611.7 million in 1995. Net income, which includes realized investment gains, was $694.7 million compared with $696.6 million in 1995.

      Fourth quarter operating income increased to $168.0 million from $156.7 million in 1995. Net income was $203.8 million for the quarter compared with $193.5 million in 1995.

      Chubb's fourth quarter and full year after-tax results are summarized below:

                               Fourth Quarter         Twelve Months
                              ------------------   ---------------------
Millions of Dollars            1996        1995     1996           1995
-------------------           ------      ------   ------         ------

Operating Income              $168.0      $156.7    $634.5        $611.7
Realized Gains                  35.8        36.8      60.2          84.9
                              ------      ------   ------         ------
Net Income                    $203.8      $193.5    $694.7        $696.6
                              ======      ======    ======        ======
Per Share
---------
Operating Income               $ .95       $ .89     $3.58         $3.46
Realized Gains                   .20         .20       .33           .47
                              ------      ------    ------        ------
Net Income                     $1.15       $1.09     $3.91         $3.93
                              ======      ======    ======        ======
Effect of Catastrophe
Losses                         $ .12       $ .03     $ .51         $ .23

Note: Per share amounts have been retroactively adjusted to reflect the two-for-one stock split effective
        April 19, 1996.

      "Producing a solid underwriting profit and record operating income are impressive accomplishments, especially given the higher catastrophe losses we experienced in 1996," said Dean R. O'Hare, chairman and chief executive officer. "While overall premium growth in 1996 was somewhat constrained by the competitive domestic commercial market, I am encouraged that the rate of underlying growth increased during the second half of 1996. With continued strong international growth, I am optimistic as we enter 1997."

Property and Casualty Results
      Net premiums written in 1996 grew 10.9% to $4.8 billion. In the fourth quarter, net premiums written increased 12.7% to $1.2 billion. For the year, about one-third of the premium growth was due to changes in the quota share reinsurance agreements with the Royal & Sun Alliance Insurance Group plc. These changes resulted in Chubb retaining a greater portion of its business written directly while assuming less reinsurance from Royal & Sun Alliance. Changes in certain casualty reinsurance programs also contributed to premium growth in 1996.

      Mr. O'Hare noted that the complete unwinding of the exchange of reinsurance between Chubb and Royal & Sun Alliance became effective January 1, 1997. He said, "The relationship with Sun Alliance, which dates back to Chubb's origins in 1882, has been mutually rewarding and I am sure that, while this business arrangement will cease, our friendship will continue for many years."

      Commenting on 1996 results Mr. O'Hare said, "Personal lines completed an excellent year, with strong growth and a combined ratio of 91.7%. Commercial lines produced growth and achieved a combined ratio of 99.7%, no small feat in the current environment. Overseas, we continued to grow rapidly as the result of both increasing levels of indigenous business in international markets and the development of more global accounts for which we provide coverage in multiple international locations."

      Chubb's property and casualty business contributed $561.3 million to operating income in 1996 compared with $562.9 million in 1995. Underwriting income after taxes amounted to $17.1 million compared with $55.7 million in 1995 reflecting higher catastrophe losses in 1996. The combined loss and expense ratio was 98.3% for the year compared with 96.8% in 1995. Catastrophe losses were $141.7 million, which represented 3.1 percentage points of the combined loss and expense ratio, compared with only $63.7 million or 1.5 percentage points in 1995.

      Investment income after taxes increased 7.3% to $544.2 million in 1996 compared with $507.2 million in 1995.

      For the fourth quarter of 1996, Chubb's property and casualty business had income of $145.6 million compared with $144.4 million a year ago. Underwriting income after taxes amounted to $4.9 million compared with $13.7 million in 1995. The combined loss and expense ratio was 98.4% for the fourth quarter of 1996 compared with 97.6% in 1995. Catastrophe losses amounted to $33.9 million, or 2.9 percentage points of the combined loss and expense ratio, compared with $8.6 million or 0.8 of a percentage point in 1995.

      Investment income after taxes was $140.7 million for the fourth quarter of 1996 compared with $130.7 million in 1995, an increase of 7.6%.

Results of Other Businesses
      Life and health insurance income after taxes amounted to $40.3 million for the year and $12.9 million for the fourth quarter of 1996 compared with $28.0 million and $6.2 million, respectively, in 1995.

      Real estate income after taxes was $13.2 million in 1996 compared with $6.0 million in 1995. For the fourth quarter of 1996, real estate income amounted to $3.2 million compared with $2.5 million last year.

      Chubb previously announced that it is in the process of evaluating its strategic options with regard to its non-property and casualty businesses. Mr. O'Hare said the evaluation indicates that a sale of the life insurance business is likely to yield the greatest immediate value for Chubb shareholders. Therefore, Chubb is currently exploring the sale of its life insurance subsidiaries with a number of potential purchasers that have indicated an interest in buying Chubb Life. Mr. O'Hare said the 1996 preliminary results do not reflect any financial impact of a potential sale since the impact of any such sale is not yet known.

      With respect to Chubb's real estate business, Mr. O'Hare said that the Corporation is reviewing a number of alternatives. Chubb expects to receive proposals from parties interested in purchasing a substantial portion of its portfolio of office buildings and will consider its next steps in light of these proposals.

Corporate
      Shareholders' equity on December 31, 1996 amounted to $5.7 billion or $32.38 per share up from $30.14 per share at the end of 1995.

      Mr. O'Hare noted, "We continued to repurchase shares of our common stock during the fourth quarter. A total of 1,700,000 shares were repurchased in the open market in 1996."



      These preliminary results are unaudited but include such adjustments as management considers necessary for a fair presentation.


For further information contact: Gail E. Devlin  Glenn A. Montgomery
                                  (908) 903-3245  (908) 903-2365





                             THE CHUBB CORPORATION
                       PROPERTY AND CASUALTY PRODUCT MIX


                               TWELVE MONTHS ENDED DECEMBER 31
                         -------------------------------------------
                             Net Premiums        Combined Loss and
                                Written         Expense      Ratios
                           1996       1995       1996         1995
                         --------   --------   --------     --------
                            (in millions)
Personal Insurance
  Automobile              $  243.1   $  200.3      86.5%        87.4%
  Homeowners                 546.1      455.6     104.3         93.8
  Other                      250.0      210.9      69.3         72.6
                          --------   --------   --------    --------
      Total Personal       1,039.2      866.8      91.7         87.1
                          --------   --------   --------    --------
Commercial Insurance
  Multiple Peril             671.0      575.7     118.1        110.0
  Casualty                   818.0      717.3     113.3        113.8
  Workers' Compensation      243.7      223.4     101.8         95.1
  Property and Marine        495.0      426.3      97.8         92.9
  Executive Protection       775.7      647.0      76.5         82.1
  Other                      528.7      481.0      89.3         95.1
                          --------   --------   --------    --------
      Total Commercial     3,532.1    3,070.7      99.7         99.3
                          --------   --------   --------    --------

Reinsurance Assumed          202.5      368.5      N/M          99.2
                          --------   --------   --------    --------
      Total               $4,773.8   $4,306.0      98.3%        96.8%
                          ========   ========   ========    ========


                                  QUARTER ENDED DECEMBER 31
                         -------------------------------------------
                             Net Premiums        Combined Loss and
                                Written         Expense      Ratios
                           1996       1995       1996         1995
                         --------   --------   --------     --------
                            (in millions)
Personal Insurance
  Automobile              $   58.2   $   48.3      87.2%        88.0%
  Homeowners                 132.3      113.3      94.2        101.6
  Other                       57.9       50.5      74.8         70.4
                          --------   --------   --------    --------
      Total Personal         248.4      212.1      88.0         90.9
                          --------   --------   --------    --------

Commercial Insurance
  Multiple Peril             174.9      157.7     118.8        105.7
  Casualty                   197.7      168.9     117.8        115.9
  Workers' Compensation       59.9       59.4     106.7         96.1
  Property and Marine        117.1       93.4     105.0        103.0
  Executive Protection       197.5      162.8      71.3         84.5
  Other                      121.7      103.0      92.5         87.2
                          --------   --------   --------    --------
      Total Commercial       868.8      745.2     101.3         99.7
                          --------   --------   --------    --------
Reinsurance Assumed           67.2       93.3     100.5         96.0
                          --------   --------   --------    --------
      Total               $1,184.4   $1,050.6      98.4%        97.6%
                          ========   ========   ========    ========



The property and casualty product mix for the twelve months and quarter ended December 31, 1995 includes certain reclassifications to conform with the 1996 presentation, which more closely reflects the way the property and casualty business is now managed. The total net premiums written and combined loss and expense ratio are not affected.

Effective January 1, 1996, the reinsurance agreements with the Royal & Sun Alliance Insurance Group plc were changed. This resulted in Chubb retaining a greater portion of its business written directly and assuming less reinsurance from Royal & Sun Alliance.